

January 19, 2024

Gregory D. King
Chief Executive Officer
Osprey Bitcoin Trust
1241 Post Road, 2nd Floor
Fairfield, CT 06824

   Re: Osprey Bitcoin Trust
    Schedule TO-I filed January 11, 2024
    File No. 005-94280

Dear Gregory D. King:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed January 11, 2024

Summary Term Sheet, page 3

1. On Page 3, you state that if the offer is extended "for the purpose of determining the Purchase Price for tendered Units, the NAV of such Units will be determined at the close of business on the *first (1st)* Business Day after the date on which the tender offer actually expires." (emphasis added). Elsewhere (e.g., on page 6) you state such determination will be made on the third business day after the offer expires. Please explain or correct this discrepancy, subject to resolution of our comment below regarding the timing of the determination of the NAV purchase price.

Background and Purpose of the Offer, page 6

2. We note that the Sponsor is not making any recommendation to its investors as to whether to tender into the offer. However, you state in this section that "the Sponsor has determined . . . that the Offer is in the best interests of investors of the Trust." Please explain why the Sponsor is stating that the Offer is in the best interests of investors, but is

not recommending it. In addition, revise here and wherever similar disclosure appears in the offer materials, to note the Sponsor's conflict of interest, given the fees it will earn from repurchases of Units in the Offer.

Purchases and Payment, page 9

3.   You state that you "will seek to obtain cash in the aggregate amount necessary to pay the Purchase Price for Units acquired pursuant to the Offer from the sale of Bitcoin" but that the Trust may be "unable to dispose of Bitcoin." You further disclose: "There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above." Please disclose the existence of any alternative financing plans or arrangements in the event the Trust is not able to raise the necessary funds to pay the offer consideration as contemplated. If there are none, so state. See General Instruction E to Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A. In addition, please reconcile the language above with your statements elsewhere in the Offer to Purchase that you will pay promptly for tendered Units, consistent with your obligation under Rule 14e-1(a). Finally, in your response letter, provide an analysis as to why commencing a tender offer without being able to ensure the bidder's ability to pay for tendered securities and without a financing condition is consistent with Rule 14e-8(c).

Certain Conditions of the Offer, page 10

4.   Refer to page 11, where you state that the Sponsor may terminate the Offer if it "determines in good faith that effecting any [purchase of tendered Units] would constitute a breach of its fiduciary duty owned to the Trust or unitholders." Please expand to explain what fiduciary duties could be implicated by purchase of tendered Units and under what circumstances.

5.   Refer again to the disclosure on page 11, where you state that the Sponsor may terminate the Offer if it "determines to liquidate the Trust after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Trust if the Offer were completed, the ability of the Sponsor to continue to manage effectively the Trust's portfolio, and the projected aggregate expense ratio of the Trust following consummation of the Offer." Since the number of Units being sought in the Offer is a known quantity, revise to clarify whether this condition would be "triggered" if the Offer is fully subscribed or if it could be triggered at a lesser tender threshold. We may have further comments.

6.   In the first paragraph on page 11, you state that the Trust may terminate the Offer if the Sponsor determines that the Trust "would not be able to sell Bitcoin in an orderly manner in light of the existing market conditions and such liquidation would have an adverse effect on the NAV of the Trust to the detriment of the non-tendering unitholders..." Revise to quantify the "adverse effect" that would implicate this Offer condition.

Certain Information About the Trust, page 11

7. Please include the range of high and low closing prices for the current quarter, through a recent date as of filing, in the table on page 12.

8. We note the following disclosure in the last paragraph on page 12: "The Sponsor currently contemplates, but has not definitively determined, to cause the Trust on or after the eleventh (11th) Business Day after the Expiration Date to negotiate an agreement or agreement(s) to repurchase Units held by its affiliates under similar terms as of the Offer." Provide additional details about these contemplated purchases from affiliates, including by identifying the affiliates involved and the percentage of Units that may be repurchased. In this regard, it appears from the table on page 13 that the only affiliate who owns over 1% of these Units is the Sponsor, Gregory King. If the Sponsor's Units may be repurchased, this information must be highlighted. Please analyze how such arrangements or agreements as currently contemplated and described in the offer materials would be consistent with Rule 14e-5.

9. See our last comment above and the following disclosure on page 12 of the Offer to Purchase: "The Sponsor believes that a single, or a series of, private transactions to repurchase Units held by affiliates would be in the best interests of the Trust to mitigate against the possibility that the Offer will be oversubscribed and subject to proration." Please explain why, rather than arranging for separate purchases after the Offer, the Sponsor did not elect to simply increase the size of the Offer.

General

10. You state throughout the Offer to Purchase that the offer is for "up to 20% or 1,668,107 outstanding units." We understand that 1,668,107 represents the number of units equal to 20% of the Trust's issued and outstanding units as of the date of filing, based on the number of issued and outstanding units disclosed on page 13. Please clarify how the Trust will determine the amount of securities purchased pursuant to the offer if, as of expiration, 20% of units issues and outstanding does not equal 1,668,107 units.

11. Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A require the offer to purchase to set forth the "amount of consideration offered." You define the purchase price as equal to the Units' "net asset value . . . less applicable fees payable to the Sponsor . . . as of the close of business on February 14, 2024." As such, in the Offer as currently structured, the purchase price will not be determined until after the expiration date of the Offer and includes a deduction of an unspecified amount with respect to certain fees. This structure does not comply with Item 4 of Schedule TO, Item 1004(a)(1)(ii) of Regulation M-A and Rule 14e-1(b) relating to changes in the Offer consideration. Please revise.

12. Please provide a brief statement of the accounting treatment of the offer, or advise in your response letter why you do not believe it is material in the context of this offer. See General Instruction E to Schedule TO, Item 4 of Schedule TO, and Item 1004(a)(1)(xi) of Regulation M-A.

13. See our comments above. In multiple places in the offer materials, you state that

"although the Offer expires on February 9, 2024, tendering investors remain investors in the Trust until February 14, 2024, when the NAV of their Units is calculated." If the Offer expires on February 9, 2024, the Trust has until 9:00 a.m. on the next business day to accept tendered Units, at which time, those Units can no longer be withdrawn. Therefore, it does not appear that tendering investors would remain investors in the Trust until February 14, 2024. Please revise or advise.

14.   It appears that the Sponsor is responsible for the day-to-day administration of the affairs of the Trust, and will control the terms of the Offer, such as whether to waive or assert Offer conditions. Please advise why, under these facts, the Sponsor should not be included as a bidder in the Offer.

15.   Refer to General Instruction C to Schedule TO. Provide the information called for by that Instruction as to the entities or persons controlling the Trust.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at 202-551-4568.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions